SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

10 May 2004

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref. GLK

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

04030242

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, please find enclosed a schedule detailing documents that have recently been released by Severn Trent Plc, together with copies of said documents.

Would you please acknowledge receipt of the documents, either by return of the enclosed copy letter or by email to Gemma.Knowles@stplc.com

Yours faithfully,

Gemma Knowles
Company Secretarial Assistant

Encl.

dlw 5/24

\\PLCCOV10\Team$\Secretariat\Co Sec Department\SEC Listing\Monthly Returns 2004\Correspondence\D- SEC Letter - April 04 return - 10May04.doc

			Document released to:					
Document Details	Category	Document Date	LSE/ UKLA	Registrar of Companies	Shareholders	Press release	SEC	Comments
Notification of Director's Interests	SE Announcement	15-Apr-2004	✓				✓	Filed with SEC on 15 April 2004
Notification of Decrease in substantial shareholding	SE Announcement	08-Apr-2004	✓				✓	Filed with SEC on 8 April 2004
Notification of Director's Interests	SE Announcement	07-Apr-2004	✓				✓	Filed with SEC on 7 April 2004
Notification of Director's Interests	SE Announcement	06-Apr-2004	✓				✓	Filed with SEC on 6 April 2004
Notification of Chief Executive's retirement	SE Announcement	02-Apr-2004	✓				✓	Filed with SEC on 2 April 2004
Pre-Close Period Trading Statement	SE Announcement	01-Apr-2004	✓				✓	Filed with SEC on 1 April 2004
88(2) - Valerie Rose - 378 shares	Co House Forms	23-Apr-2004		✓				
88(2) - Sharesave - 79,199 shares	Co House Forms	16-Apr-2004		✓				
88(2) - Sharesave - 5,564 shares	Co House Forms	06-Apr-2004		✓				

RECEIVED
2004 MAY 19 P 3:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BOLD BLACK CAPITALS

88(2)

RECEIVED
2004 MAY 19 P 3:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full SEVERN TRENT PLC

1 of 1

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	01	04	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	378		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each Share *(including any share premium)*	5.68p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name MRS VALERIE ANNE ROSE ,DEC'D Address 19 DAYTONA DRIVE MILLISON'S WOOD COVENTRY UK Postcode CV5 9QG	Class of shares allotted Ordinary	Number allotted 378
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 23.4.2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex. BN99 6DA

ESP/ExC/LS/9258 Tel: 01903 833866

DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2366619
Company name in full	SEVERN TRENT PLC

Shares allotted (including bonus shares):

Date or period during which Shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	01	04	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	79,199		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each share *(including any share premium)*	528p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED LIST Address UK Postcode	Class of shares allotted Ordinary	Number allotted 79,199
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 16. 4. 2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway

Worthing, West Sussex. BN99 6DA

ESP/MAT/1997 Allot 1/JMW

Tel: 01903 833394

DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 2366619

Company name in full: SEVERN TRENT PLC

1 of 2

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which Shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	22	03	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3012	513	924
Nominal value of each share	65 5/19p	65 5/19p	65 5/19p
Amount (if any) paid or due on each Share *(including any share premium)*	473p	536p	548p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Address UK Postcode B26 3PU	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 6.4.2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex. BN99 6DA
ESP/ExC/LS/9139 Tel: 01903 833866
DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2366619
Company name in full	SEVERN TRENT PLC
	2 of 2

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which Shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	22	03	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1115		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each Share *(including any share premium)*	568p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Mr Anthony Graham Keyworth Address 3 Field Close Gedling Nottinghamshire UK Postcode NG4 4DE	Class of shares allotted Ordinary	Number allotted 513
Name Mr Peter John Lowe Address 111 Elm Drive Market Drayton Shropshire UK Postcode TF9 3HA	Class of shares allotted Ordinary	Number allotted 2626
Name Mrs Hilary Shaw Address 6 Pool Lane Statham Lymm Cheshire UK Postcode WA13 9BJ	Class of shares allotted Ordinary	Number allotted 1175
Name Mr Leonard John Swift Address Oaklands Cottage New Road Hangeberry Lydbrook Gloucestershire UK Postcode GL17 9PV	Class of shares allotted Ordinary	Number allotted 627
Name Mr Clifford Sewell Address 71 Castleton Road Hope Hope Valley Derbyshire UK Postcode S33 6SB	Class of shares allotted Ordinary	Number allotted 623

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 6.4.2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex. BN99 6DA

ESP/ExC/LS/9139 Tel: 01903 833866

DX number DX exchange